FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 14 July, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 NatWest Group plc
14 July 2021

NatWest Group notes positive credit rating actions by Moody's

NatWest Group plc

14 July 2021

NatWest Group plc ("NWG") notes the decision by the credit rating agency Moody's Investors Services ("Moody's") to upgrade a number of ratings across the group, including to:

-      Upgrade the senior unsecured debt rating of NWG to Baa1 (from Baa2) as a result of an upgrade of the group's notional Baseline Credit Assessment ("BCA", Moody's opinion of a bank's standalone intrinsic strength) to baa1 (from baa2). The outlook is positive.

-      Upgrade the issuer rating of National Westminster Bank Plc and The Royal Bank of Scotland plc to A1 (from A2), reflecting a stronger BCA. The outlook is stable.

-      Upgrade the senior unsecured debt rating of NatWest Markets Plc and NatWest Markets N.V. ("NWM") to A2 (from A3) with a positive outlook and the short-term debt rating to P-1 from P-2. The outlook is positive.

-      Moody's also upgraded NWG's subordinated debt ratings to Baa2 (from Baa3), the junior subordinated debt ratings to Baa3(hyb) (from Ba1(hyb)) and the pref. stock non-cumulative ratings to Ba1(hyb) (from Ba2(hyb)). NWM's subordinated debt ratings were upgraded to Baa2 (from Ba1) and the junior subordinated debt ratings to Baa3(hyb) (from Ba2(hyb)).

Moody's summary senior unsecured debt ratings:

	Long Term Rating	Outlook	Short Term Rating
NatWest Group plc	Baa1	Positive	P-2
Inside the ring-fence
National Westminster Bank Plc*	A1	Stable	P-1
The Royal Bank of Scotland plc*	A1	Stable	P-1
Outside the ring-fence
NatWest Markets Plc	A2	Positive	P-1
NatWest Markets N.V.	A2	Positive	P-1

* For National Westminster Bank Plc and The Royal Bank of Scotland plc the Issuer Rating is shown in place of the senior unsecured debt ratings.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the rating agency.

For further information please contact:

Paul Pybus

Head of Debt Investor Relations

+44 (0) 207 672 1758

NatWest Media Relations:

+44 (0) 13 1523 4205

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90
National Westminster Bank Plc	213800IBT39XQ9C4CP71
The Royal Bank of Scotland plc	549300WHU4EIHRP28H10
NatWest Markets Plc	RR3QWICWWIPCS8A4S074
NatWest Markets N.V.	X3CZP3CK64YBHON1LE12

Date: 14 July 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary